Mail Stop 4561

March 18, 2010

Curtis E. DeWalt
Senior Vice President and Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard, Suite 200
Irvine, CA 92612

> **Re:** **Autobytel Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 2, 2010**
> **File No. 000-22239**

Dear Mr. DeWalt:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief